Exhibit 99.2

ASML Publishes 2019 Annual Reports

VELDHOVEN, the Netherlands, February 12, 2020 - ASML Holding N.V. (ASML) today publishes its 2019 Integrated Reports. ASML will file its 2019 Integrated Report based on US GAAP with the U.S. Securities and Exchange Commission (SEC) and its 2019 Integrated Report based on IFRS-EU with the Dutch Authority for the Financial Markets (AFM).
ASML's Integrated Reports are available at www.asml.com where also our financial statements can be downloaded in the Excel spreadsheet format. ASML's Integrated Report based on US GAAP will also be available at www.sec.gov.
ASML will hold its Annual General Meeting of Shareholders (AGM) on April 22, 2020 and the AGM agenda with all related documents will be available on-line at www.asml.com on March 9, 2020.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,900 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.